Exhibit 99.9

                                                              TSX-V: AVU

410 – 325 Howe Street, Vancouver, BC Canada V6C 1Z7                       T: (604) 687-3520       F: 1-888-889-4874

 November 26, 2012                                                                                                  NR 26 - 2012

Avrupa reports first results at Covas Joint Venture, NW Portugal

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Eight holes completed, 680 meters drilled

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7.98 meters @ 2.11% WO3 in hole CO 7/12

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4.15 meters @ 0.71% WO3 in hole CO 8/12

Avrupa Minerals Ltd. (AVU: TSXV; 8AM: FWB) is pleased to report on the progress of the Covas JV exploration program in NW Portugal.  The project is presently operated by Avrupa and fully funded by Blackheath Resources Inc. (“Blackheath”), under a previously-announced earn-in agreement (see AVU news release, dated May 18, 2011).

At this time, Avrupa has completed eight diamond drill holes, and approximately 680 meters in the first phase of drilling under the joint venture.  Five holes were drilled in the Telheira target area, and three holes were completed in the Lapa Grande target area.  The continuing early focus of the Phase 1 drilling is to test known, higher-grade, skarn-related mineral zones, located along the “Skarn Ring” around the “Covas Dome” intrusion complex.

For further information about the Covas project, please use the following link to visit the Avrupa website:  http://www.avrupaminerals.com/projects/portugal/covas_tungsten/

Avrupa has received the initial results from the drilling program.  These results from the first two drill holes validate the high grade nature of historic results, obtained in the late 1970’s, as well as confirm the general thickness of the mineralization.  Samples from the other six holes have been shipped to the lab, and analyses for them are underway.

Following are results from the first two holes, CO 7/12 and CO 8/12A:

Hole ID	TD (m)	From (m)	To (m)	Intercept (m)	WO3 (in %)
CO 7/12	77.90	44.57	52.55	7.98	2.11
Including		50.00	52.55	2.55	4.24

CO 8/12A	95.60	81.40	85.55	4.15	0.71
Including		81.40	83.82	2.42	1.15

Notes:

1)

Tungsten analyses were performed by ALS Chemex, in Vancouver, Canada, using standard analytical techniques.

2)

CO 7/12 was collared approximately 16 meters west of historic drill hole 79-13 (7.46 meters @ 2.43% WO3) and 16 meters east of historic drill hole 77-64 (6.3 meters @ 1.65% WO3).

3)

CO 8/12A was collared approximately 25 meters west of historic drill hole 77-64 and 25.5 meters east of historic drill hole 77-69 (2.39 meters @ 0.89% WO3 within a greater interval of 6.71 meters @ 0.41 % WO3)

4)

CO 8/12A was a re-drill of CO 8/12, which was lost due to technical reasons at 35.30 meters.

5)

Both CO 7/12 and CO 8/12 are vertical drill holes, and intercepts represent true thickness of the flat-lying mineralized zones.

The goals of this early drilling at the Telheira and Lapa Grande targets are to:

1)

Confirm the nature and grade of the previous work;

2)

Confirm the continuity of the mineralization; and

3)

Begin to expand the size of the known mineralization at each of the target areas.

Following completion of the work at Telheira and Lapa Grande, the Company will move onto further confirmation drilling of known mineralization in the Castelo target area.  All three of these first pass mineral targets were reported to contain close-to-surface, high grade tungsten mineralization, within flat-lying units of iron sulfide-rich skarn rocks.

Subsequent drilling during Phase 1 will attempt to identify new zones of tungsten mineralization around the Skarn Ring.  The drill locations have been selected and prioritized through the use and interpretation of geological mapping, rock chip and soil sampling, and ground geophysical surveys.  In addition, Avrupa and Blackheath will attempt to test, with at least one deeper hole, a potential gold-tungsten target within the Covas Dome area.  The Phase 1 drilling program is expected to total up to 2,100 meters in possibly 15 drill holes.

Paul Kuhn, CEO of Avrupa Minerals, commented, “We are pleased with the progress of the Covas JV drill program, and especially excited about the initial high grade tungsten results at Telheira.  It will be a positive next step in the program to begin to expand the size of the high grade deposits at Telheira, Lapa Grande, and Castelo.  We are planning to bring in a second drill rig to move the Phase 1 program towards completion before the end of 2012.”

The Covas prospect is a past producer of tungsten.  Historic resources on the property were estimated at 922,900 tonnes of 0.78% WO3 (indicated and inferred) by Union Carbide in 1980, based on work including 327 drill holes on the property.  Mineralization is open to expansion and upgrade. The price of tungsten has increased significantly in recent years and is currently approximately $33 per kilogram of contained tungsten trioxide. (These resources are historic in nature and have not been verified by the Company or its consultants but are believed to be relevant, although not compliant with current NI43-101 standards.)

Blackheath Resources Inc. is a recently-listed TSX Venture Exchange company, focused on tungsten exploration in Portugal.  The management of the company has previous experience in tungsten mining operations in Portugal through Primary Metals Inc., the operator of the Panasqueira Tunsten Mine from 2003 to 2007.

Avrupa Minerals Ltd. is a growth-oriented junior exploration and development company focused on aggressive exploration, using a prospect generator model, for valuable mineral deposits in politically stable and prospective regions of Europe, including Portugal, Kosovo, and Germany.

The Company currently holds 16 exploration licenses in three European countries, including nine in Portugal covering 2,550 km2, six in Kosovo covering 198 km2, and one in Germany covering 307 km2.  Avrupa operates two joint ventures in Portugal, covering four of the licenses, including:

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The Alvalade JV, with Antofagasta Minerals SA, covering three licenses in the Iberian Pyrite Belt of southern Portugal, for Cu-rich massive sulfide deposits; and

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The Covas JV, with Blackheath Resources, covering one license in northern Portugal, for intrusion-related Au-W deposits

Avrupa is currently upgrading precious and base metal targets to JV-ready status in a variety of districts on their other licenses, with the idea of attracting potential partners to project-specific and/or regional exploration programs.  These projects include:

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Porphyry Cu-Au potential in southern Portugal in the Alvito license area;

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Four licenses covering targets in the Pyrite Belt, the north Portugal Au-W belt, and the Monchique alkali complex of southern Portugal;

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Five licenses spread throughout Kosovo in the Trepça Mineral Belt of the Vardar Zone, historically a long-term producing district of silver and base metals;

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One additional license for gold and copper in southern Kosovo;

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One license for intrusion-related Au-Sn-W deposits in the historic Erzgebirge Mining District of eastern Germany, a 900-year producer of tin, tungsten, silver, base metals, and uranium.

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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